APPENDIX A:
INVESTMENT RISKS

LIMITED SERVICES

Localisity operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Localisity to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including the ability of Localisity to attract additional vendors to use our services, our ability to attract customers to buy products through our website and our ability to ultimately be successful in generating revenues in excess of our expenses, as well as other factors beyond our control.

LIMITED OPERATING HISTORY

Localisity is a newly established entity and has no operating history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Localisity competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Localisity's core business or the inability to compete successfully against the with other competitors could negatively affect Localisity's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Localisity's management or vote on and/or influence any managerial decisions regarding Localisity. Furthermore, if the founders or other key personnel of Localisity were to leave Localisity or become unable to work, Localisity (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Localisity and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Localisity is a newly established entity and therefore has no operating history from which forecasts could be projected with.

FORWARD LOOKING STATEMENTS

Forward-looking statements comprise all statements that do not relate solely to historical or current fact and can be identified by use of words like “pro forma”, “may”, “believe”, “will”, “expect”, “project”, “estimate”, “anticipate”, “plan”, “continue” or similar expressions. These forward-looking statements are based on current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the management’s control, which could significantly affect current plans and expectations and the Localosity’s future financial position and results of operations. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ from those expressed in any forward-looking statements made by or on behalf of the Localosity. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this offering document.

THE ACHIEVEMENT OF CERTAIN RESULTS OR OTHER EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS DESCRIBED TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. NEITHER LOCALOSITY NOR ANY OTHER PARTY PLANS TO ISSUE ANY UPDATES OR REVISIONS TO THOSE FORWARD-LOOKING STATEMENTS IF OR WHEN CHANGES TO THEIR EXPECTATIONS, OR EVENTS, CONDITIONS OR CIRCUMSTANCES UPON WHICH SUCH STATEMENTS ARE BASED OCCUR.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Localisity might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Localisity is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT LOCALISITY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Localisity’s financial performance or ability to continue to operate. In the event Localisity ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence,

neither Localisity nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Localisity will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Localisity is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Localisity will carry some insurance, Localisity may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Localisity could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

The Company is subject to a wide variety of federal, state and local legislative actions and to regulatory actions and changes by numerous governmental agencies. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Localisity's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Localisity's management will coincide: you both want Localisity to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Localisity to act conservative to make sure they are best equipped to repay the Note obligations, while Localisity might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Localisity needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Localisity or management), which is responsible for monitoring Localisity's compliance with the law. Localisity will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Localisity is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Localisity fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Localisity, and the revenue of Localisity can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Localisity to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders, shareholders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased or temporarily suspended or partially closed due to measures enacted by national and local governments COVID-19 or any other calamity or crisis, the Company can not guarantee that it will resume operations in the future.

ENFORCEABILITY OF DOCUMENTS AND AMENDMENTS TO DOCUMENTS

Certain amendments to the Note Indenture can be made without the consent of the Noteholders. [or with a majority of Noteholders] and such amendments may adversely affect your Note. Certain provisions of the Note INdenture may be deemed unenforceable by law

POTENTIAL EFFECTS OF BANKRUPTCY

If the Company were to file a petition for relief (or if a petition were filed against it) under the U.S. Bankruptcy Code, the filing would operate as an automatic stay of the commencement or continuation of any judicial or other proceeding against such entity, and its property. The rights of the Noteholders to enforce any security interests it may have could be delayed during the pendency of any such proceeding. If the bankruptcy court so ordered the Company's property, including its accounts receivable and proceeds thereof, could be used for the benefit of such entity despite the claims of its creditors. Amounts received by Noteholders with respect to the payment of principal of, and interest on, the Notes during an applicable preference period could be required to be disgorged by the Notesholders to a bankruptcy trustee. Security interests and other liens, if any, granted to the Noteholders and perfected during such preference period also may be voided as preferential transfers to the extent such security interest and other lien security obligations that arose prior to the date of such perfection.

In a bankruptcy proceeding, the Company could file a plan for the adjustment of its debts that modifies the rights of creditors generally, or the rights of any class of creditors, secured or unsecured. The plan, when confirmed by the court, would bind all creditors who had notice or knowledge of the plan and discharge all claims against the debtor provided for in the plan. No plan may be confirmed unless, among other conditions, the plan is in the best interests of creditors, is feasible and has been accepted by each class of claims impaired thereunder. Each class of claims has accepted the plan if at least two-thirds in dollar amount and more than one-half in number of the allowed claims of the class that are voted with respect to the plan are cast in its favor. Even if the plan is not so accepted, it may be confirmed if the court finds that the plan is fair and equitable with respect to each class of non-accepting creditors impaired thereunder and does not discriminate unfairly.

ENFORCEABILITY OF REMEDIES GENERALLY

The remedies granted to the Noteholders upon an event of default under the Note Indenture may be dependent upon judicial actions which are often subject to discretion and delay. Under existing law, the remedies specified in the Note Indenture may not be readily available or may be limited.